Exhibit 99.1

Marriott International Appoints Margaret McCarthy to Board of Directors

Bethesda, MD, March 20, 2019 – The Board of Directors of Marriott International, Inc. (NASDAQ: MAR) said today it has appointed Margaret M. McCarthy, Executive Vice President at CVS Health Corporation, as an independent director of the company, effective March 19, 2019. Ms. McCarthy will also be included in the company’s slate of nominees for election at Marriott’s upcoming 2019 Annual Meeting of Stockholders.

Ms. McCarthy’s appointment expands the membership of the Board to 14, 11 of whom are independent. She will also serve on the company’s Audit Committee.

“Meg brings a wealth of leadership experience to our Board from her over 30-year career in business and her military service,” said Larry Kellner, Marriott International’s Lead Director. “We were drawn to Meg’s experience with consumer-facing companies undergoing transformational change as well as her knowledge of privacy and cybersecurity. Marriott has a strong and independent Board of Directors that provides critical guidance and advice to management. We are also committed to building a Board that has diverse perspectives and backgrounds reflecting the diversity of our guests, associates and owners. We are confident that Meg will be a valuable addition to the Marriott Board.”

As Executive Vice President at CVS Health, Ms. McCarthy is a leader in the company’s technology transition following its acquisition of Aetna. As previously announced, Ms. McCarthy is slated to depart CVS Health in May. She brings substantial experience in data management and security.

“We’re thrilled to welcome Meg to our Board,” said Arne Sorenson, Marriott International President and Chief Executive Officer. “Her experience and expertise promise to make Meg a terrific addition to the Marriott Board. I look forward to her insights and leadership as we work to build Marriott’s global hospitality brand.”

Ms. McCarthy joined CVS Health through its acquisition of Aetna Inc. in 2018, where she had been Executive Vice President of Operations and Technology since 2010. At Aetna, she also served as the company’s Chief Information Officer and Head of Business Solutions Delivery. Prior to joining Aetna in 2003, she was a senior Information and Technology executive at Cigna Corp., Catholic Health Initiatives and Franciscan Health System, and a Partner at Ernst & Young.

Ms. McCarthy currently serves on the Board of Directors of Brighthouse Financial, Inc. and First American Financial Corporation. She also serves on various advisory boards and councils, including the Financial Services Information Sharing and Analysis Center, MIT Center for Information Systems Research and the Board of Trustees of Providence College.

Ms. McCarthy holds a bachelor’s degree from Providence College and a master’s degree in public health, hospital administration from Yale University. She served in the U.S. Navy Medical Services Corps as a Lieutenant at Bethesda Naval Hospital and in the U.S. Navy Reserves as a Lieutenant Commander.

Marriott’s Board of Directors engaged Russell Reynolds Associates to assist in identifying and evaluating potential nominees.

With the addition of Ms. McCarthy, the 14 members of Marriott’s Board of Directors are as follows:

•	J.W. Marriott, Jr., Executive Chairman and Chairman of the Board, Marriott International, Inc.

•	Mary K. Bush, President, Bush International, LLC and Former Presidential Appointee as the U.S. Government’s representative on the IMF Board

•

Bruce W. Duncan, Chairman of the Board and Former President and Chief Executive Officer, First Industrial Realty Trust, Inc. and Former Interim Chief Executive Officer and Director, Starwood Hotels & Resorts

•	Deborah Marriott Harrison, Global Officer, Marriott Culture and Business Councils, Marriott International, Inc.

•	Frederick A. Henderson, Former Chairman and Chief Executive Officer, SunCoke Energy, Inc.

•	Eric Hippeau, Managing Partner, Lerer Hippeau

•	Lawrence W. Kellner, President, Emerald Creek, Group, LLC, Marriott International’s Lead Director

•	Debra L. Lee, Former Chairman and Chief Executive Officer, BET Networks

•	Aylwin B. Lewis, Former Chairman, President and Chief Executive Officer, Potbelly Corporation

•	Margaret M. McCarthy, Executive Vice President, CVS Health Corporation

•	George Muñoz, Principal, Muñoz Investment Banking Group, LLC

•	Steven S. Reinemund, Former Chairman and CEO, PepsiCo, Inc. and Former Dean of Business, Wake Forest University

•	Susan C. Schwab, Professor, University of Maryland and Former U.S. Trade Representative

•	Arne M. Sorenson, President and Chief Executive Officer, Marriott International, Inc.

Marriott’s Board will nominate these 14 directors as its recommended slate at the company’s upcoming Annual Meeting.

About Marriott International

Marriott International, Inc. (NASDAQ: MAR) is the world’s largest hotel company based in Bethesda, Maryland, USA, with more than 6,900 properties in 130 countries and territories. Marriott operates and franchises hotels and licenses vacation ownership resorts. The company’s 30 leading brands include: Bulgari®, The Ritz-Carlton® and The Ritz-Carlton Reserve®, St. Regis®, W®, EDITION®, JW Marriott®, The Luxury Collection®, Marriott Hotels®, Westin®, Le Méridien®, Renaissance® Hotels, Sheraton®, Delta Hotels by MarriottSM, Marriott Executive Apartments®, Marriott Vacation Club®, Autograph Collection® Hotels, Tribute Portfolio™, Design Hotels™, Gaylord Hotels®, Courtyard®, Four Points® by Sheraton, SpringHill Suites®, Fairfield Inn & Suites®, Residence Inn®, TownePlace Suites®, AC Hotels by Marriott®, Aloft®, Element®, Moxy® Hotels, and Protea Hotels by Marriott®. The company now offers one travel program, Marriott Bonvoy™, replacing Marriott Rewards®, The Ritz-Carlton Rewards®, and Starwood Preferred Guest®(SPG). For more information, please visit our website at www.marriott.com, and for the latest company news, visit www.marriottnewscenter.com and @MarriottIntl.

Important Additional Information and Where to Find It

Marriott will file a preliminary proxy statement with the United States Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies for its 2019 annual meeting of stockholders. Marriott will furnish the definitive proxy statement to its stockholders, together with a WHITE proxy card. STOCKHOLDERS ARE STRONGLY ADVISED TO READ THE PROXY STATEMENT BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders may obtain a free copy of the proxy statement, any amendments or supplements to the proxy statement and other documents that Marriott files with the SEC from the SEC’s website at www.sec.gov or Marriott’s website at www.marriottnewscenter.com as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.

Marriott, its directors, its executive officers and its nominees for election as director may be deemed participants in the solicitation of proxies from stockholders in connection with the matters to be considered at the 2019 annual meeting of stockholders. Information about certain of Marriott’s directors and executive officers is set forth in Marriott’s Proxy Statement for its 2018 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2018, which is available at the SEC’s website at www.sec.gov or Marriott’s website at www.marriottnewscenter.com.

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Contact:

Connie Kim

301-380-4028

NewsRoom@marriott.com